United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents

Production Report — 3Q05
Signature Page

Production Report
CVRD — 3Q05 Production Report
Maximizing operational performance
Rio de Janeiro, November 9, 2005 — Companhia Vale do Rio Doce (CVRD) continues to operate at full capacity in response to strong global demand for ores and metals, which resulted in the achievement of new iron ore, pellet, manganese ore and bauxite production records.
The excellent performance of the Company’s operational units took place despite an environment of tight supply of equipment and spare parts, as a result of the investment cycle in the metals and mining industry. This has implied higher costs and longer delivery periods for these goods, placing limitations on the maximization of CVRD’s operational and financial performance.
•	Iron ore — new quarterly record, 61.2 million tons
Iron ore production at CVRD set a new record in the third quarter of this year, at 61.2 million tons, according to the US GAAP concept (generally accepted accounting principles in the USA). This represents an increase of 7.5% compared to 3Q04, when production amounted to 56.9 million tons.
In the first nine months of the year, the Company produced 173.4 million tons, up 11.9% on the same period in 2004. CVRD’s iron ore production in the 12 months ending September 30, 2005 amounted to 229.7 million tons, another record.
The expansion was due basically to the enhanced performance of the Southern System, whose production increased from 26.3 million tons in 3Q04, to 29.5 million tons in 3Q05. All four mining complexes in the Southern System — Itabira, Mariana, Minas Centrais and Minas do Oeste — saw an increase in the quantity of ore they produced, as a result of productivity gains and the start-up of operations at the Fábrica Nova mine. This mine, which began operations in April of this year, produced 2.9 million tons in 3Q05, with total production amounting to 4.9 million tons up to the end of September.
In the first nine months of 2005, the Southern System produced 82.4 million tons, compared to 73.5 million tons in the same period in 2004.
Production from Caemi’s mines set a new quarterly record in 3Q05, amounting to 13.9 million tons. The increase of 14.9% yoy, was achieved through operational improvements and by increasing production at the Capão Xavier mine to full capacity. Capão Xavier began production in 3Q04 and completed its ramp-up process at the end of 2004. This year, its production amounted to 8.5 million tons, 3.0 million tons of which was in 3Q05.
Caemi’s production from January to September 2005 totalled to 38.0 million tons, up 19.8% yoy. In 4Q05, a programmed maintenance shutdown in the Company’s ship loading equipment at the Guaiba Island maritime terminal is likely to result in a slowdown in production at Caemi.
Carajás produced 17.5 million tons in 3Q05, down 4.9% on 3Q04. Operations at Carajás were adversely affected by the need to carry out maintenance at the iron ore processing plant, which added to the equipment delivery delays, ended up aggravating the negative effect on production. However, this problem has already been overcome, with daily record production levels being achieved at the end of September.
Production at Carajás in the first nine months of 2005 amounted to 52.2 million tons, an increase of 6.2% on the same period in 2004.

Production Report
•	Pellets — record production, driven by the performance of São Luis
According to the concept of US GAAP, which excludes the joint-ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), pellet production in the third quarter of this year amounted to 4.3 million tons, beating production in all previous quarters and showing an increase of 0.8% yoy.
The São Luis pellet plant set a new production record, with 1.77 million tons of pellets produced in 3Q05, an increase of 10.9% compared to 3Q04. Investment in improvements, such as the installation of a new pelletizing disc in May 2005, enabled São Luis in 3Q05 to operate at an annual production rate of 7 Mtpy, higher than its nominal capacity of 6 Mtpy.
In 3Q05, CVRD produced 2.4 million tons of blast furnace pellets and 1.9 million tons of direct reduction pellets. In the first nine months of the year, pellet production amounted to 12.05 million tons, practically the same level as in 2004, thus showing a recovery compared to 2Q05, when there was a drop in production due to a programmed maintenance shutdown at the São Luis plant.
According to the consolidated figures using the concept of BR GAAP (generally accepted accounting principles in Brazil) under which volumes produced by the joint-ventures are calculated in proportion to the CVRD’s equity stake in each one, the Company achieved another record. Production amounted to 9.5 million tons in 3Q05, up 3.7% yoy.
Consolidated production in BR GAAP for 3Q05 amounted to 6.2 million tons of blast furnace pellets and 3.3 million tons of direct reduction pellets.
From January to September 2005, 27.05 million tons of pellets were produced, up 3.3% compared to the same period in 2004. The joint-venture pellet plants at Tubarão generated production attributable to CVRD of 8.5 million tons, to Samarco of 5.1 million tons and to GIIC of 1.4 million tons.
•	Manganese ore and ferro-alloys — record manganese production, cut in alloy production
Manganese ore production amounted to 906,000 tons in 3Q05, setting a new quarterly record, which contributed to the rebuilding of inventory levels. This represented an increase of 29.1% on 3Q04. The Azul mine at Carajas, CVRD’s main manganese mine, produced 681,000 tons, up 33.3 % in relation to 3Q04.
As announced, the Company decided to reduce ferro-alloy production in response to the excess supply in the global market, which resulted in falling prices and build-up of inventory levels. As a result, from August, operations at Mo I Rana were halted, while furnace power at Dunkirk was reduced. 137,000 tons of alloys were produced in the quarter, down 5.2% on 3Q04. Compared to 2Q05, production was down 15%, a reduction of 24,000 tons.
Up to the end of September, alloy production in 2005 amounted to 462,000 tons, compared to 423,000 tons in the same period a year earlier.
Alloy production in 3Q05 consisted of 74,000 tons of manganese ferro-silicon alloys (FeSiMn), 42,000 tons of high-carbon ferro-manganese alloys (HCFeMn), 14,000 tons of medium-carbon ferro-manganese alloys (MCFeMn) and 6,000 tons of other types of alloy. Production of cored wire (specialty alloys) at the plant at Dunkirk, totalled 1,000 tons.
•	Bauxite — new production level established
In 3Q05, production at Trombetas set a new record, of 4.6 million tons, up 5.4% yoy. Operational improvements are enabling Trombetas to operate at a rate above its nominal capacity, of 16.3 Mtpy.
In the first nine months of this year, production amounted to 13.0 million tons of bauxite, up 5.4% compared to the

Production Report
same period in 2004, and will probably reach 17 million tons for the year 2005 as a whole.
•	Alumina — production continues to be above nominal capacity
The Company produced 647,000 tons of alumina in 3Q05, the second highest volume ever achieved by CVRD, an increase of 0.8% yoy.
Production in the first nine months of 2005, of 1.9 million tons, was up 0.8% compared to the same period in the previous year.
•	Primary aluminium — production equal to the record achieved in 4Q04
Primary aluminium production in 3Q05 amounted to 113,000 tons, a similar level to the record production achieved in 4Q04, and up 1.1% compared to 3Q04.
In the first nine months of this year, production amounted to 333,000 tons, up 3.3% compared to the first nine months in 2004.
•	Copper — good prospects as a result of the new equipment
In 3Q05, copper concentrate production at Sossego amounted to 27,000 tons, up 23.7% in relation to the same period in 2004.
Despite the production increase when compared to 3Q04, production levels were below expectations due to delays in the delivery of equipment. Only one of the four drilling machines ordered by CVRD has begun operation, so that production volume is still below Sossego’s nominal capacity. The copper content of the ore which feeds the processing plant was lower than planned — because with the lack of equipment more suited to the characteristics of Sossego rocks, access to the higher quality ore face was made more difficult.
In the first nine months of 2005, production at Sossego amounted to 81,000 tons. As the new drilling machines come into operation, the rate of production should pick up from the beginning of 2006, rising to 140,000 tons a year.
•	Potash — shortage of components hampers production
Production at Taquari-Vassouras amounted to 151,000 tons of potash in 3Q05, down 8.9% on 3Q04.
Despite the fact that expansion work has been completed raising production capacity from 600,000 to 850,000 tons a year, operations were adversely affected by problems with one piece of equipment (known as a marietta) used for potash extraction. The delay in spare part deliveries resulted in the shutdown of this equipment for 32 days, with a negative effect on the 3Q05 production.
With maintenance completed and an additional marietta starting operations alongside those already in place, production should be normalised in 4Q05. However, the production forecast for 2005 has been revised downwards to 660,000 tons, cutting the original estimate by of 50,000 tons.
•	Kaolin — exploiting synergies
In 3Q05, the Company’s total kaolin production amounted to 307,000 tons, up 1.5% yoy, while record production levels were achieved at PPSA, of 142,000 tons. This was possible because of two factors: (i) the start of

Production Report
production, in June of this year, of slurry (kaolin paste) for shipment to the United States, at an average monthly rate of 11,000 tons; and (ii) the transfer of a magnetic separator, which had been standing idle at CADAM, to PPSA, which eliminated the main production bottleneck.
Production at CADAM, which fell from 187,000 tons in 3Q04 to 165,000 tons in 3Q05, was adversely affected by the need to carry out operational improvement work, between June and September of this year. Production is expected to return to normal levels — of between 185,000 and 190,000 tons a quarter — in 4Q05.
In the first nine months of 2005, CVRD’s total kaolin production amounted to 876,000 tons, down 1.5% on the same period in 2004.

CVRD Production Report — US GAAP*
thousand tons

						% Change	% Change	% Change
	3Q04	2Q05	3Q05	9M04	9M05	3Q05/2Q05	3Q05/3Q04	9M05/9M04
IRON ORE	56,932	60,692	61,205	154,935	173,362	0.8%	7.5%	11.9%
Southern System	26,297	28,423	29,487	73,536	82,355	3.7%	12.1%	12.0%
Itabira	11,468	11,331	11,805	32,517	34,390	4.2%	2.9%	5.8%
Mariana	4,996	6,525	7,356	14,213	18,476	12.7%	47.2%	30.0%
Minas Centrais	4,943	5,748	5,233	12,786	14,927	-9.0%	5.9%	16.7%
Minas do Oeste	4,890	4,820	5,094	14,020	14,563	5.7%	4.2%	3.9%
Carajás	18,395	18,760	17,501	49,135	52,182	-6.7%	-4.9%	6.2%
Urucum	168	245	351	539	831	43.1%	109.1%	54.1%
Caemi	12,072	13,263	13,866	31,724	37,993	4.5%	14.9%	19.8%

PELLETS	4,244	3,628	4,278	12,093	12,054	17.9%	0.8%	-0.3%
CVRD I and CVRD II	1,462	1,443	1,441	4,094	4,379	-0.1%	-1.5%	7.0%
Fabrica	1,185	1,097	1,067	3,475	3,257	-2.8%	-9.9%	-6.3%
São Luís	1,597	1,088	1,770	4,524	4,418	62.8%	10.9%	-2.3%

MANGANESE ORE	702	831	906	1,872	2,418	9.0%	29.1%	29.2%
Azul	511	597	681	1,342	1,755	14.1%	33.3%	30.8%
Urucum	86	109	104	259	316	-4.5%	21.5%	22.3%
other mines	105	125	121	271	346	-3.3%	14.8%	27.8%

FERRO-ALLOYS	144	161	137	423	462	-15.0%	-5.2%	9.2%
RDM	84	93	94	257	284	1.3%	12.0%	10.4%
RDME	33	36	26	69	96	-27.1%	-19.9%	40.1%
RDMN	23	27	12	84	67	-57.2%	-49.5%	-20.5%
Urucum	5	5	5	14	16	-0.5%	7.6%	13.3%

ALUMINA	642	639	647	1,905	1,917	1.3%	0.8%	0.6%
Alunorte	642	639	647	1,905	1,917	1.3%	0.8%	0.6%

ALUMINUM	112	110	113	322	333	2.5%	1.1%	3.3%
Albras	112	110	113	322	333	2.5%	1.1%	3.3%

COPPER	22	29	27	42	81	-6.4%	23.7%	90.4%
Sossego	22	29	27	42	81	-6.4%	23.7%	90.4%

POTASH	166	168	151	474	466	-10.0%	-8.9%	-1.6%
Taquari-Vassouras	166	168	151	474	466	-10.0%	-8.9%	-1.6%

KAOLIN	302	273	307	891	876	12.3%	1.5%	-1.7%
PPSA	115	111	142	331	363	28.1%	23.0%	9.6%
Cadam	187	163	165	560	513	1.5%	-11.7%	-8.4%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD Production Report — Consolidated BR GAAP*
thousand tons

						% Change	% Change	% Change
	3Q04	2Q05	3Q05	9M04	9M05	3Q05/2Q05	3Q05/3Q04	9M05/9M04
IRON ORE	58,596	62,583	63,168	159,925	179,008	0.9%	7.8%	11.9%
Southern System	26,297	28,423	29,487	73,536	82,355	3.7%	12.1%	12.0%
Itabira	11,468	11,331	11,805	32,517	34,390	4.2%	2.9%	5.8%
Mariana	4,996	6,525	7,356	14,213	18,476	12.7%	47.2%	30.0%
Minas Centrais	4,943	5,748	5,233	12,786	14,927	-9.0%	5.9%	16.7%
Minas do Oeste	4,890	4,820	5,094	14,020	14,563	5.7%	4.2%	3.9%
Carajás	18,395	18,760	17,501	49,135	52,182	-6.7%	-4.9%	6.2%
Urucum	168	245	351	539	831	43.1%	109.1%	54.1%
Caemi	12,072	13,263	13,866	31,724	37,993	4.5%	14.9%	19.8%
Samarco	1,664	1,891	1,963	4,991	5,647	3.8%	18.0%	13.1%

PELLETS	9,125	8,634	9,461	26,181	27,051	9.6%	3.7%	3.3%
CVRD I and CVRD II	1,462	1,443	1,441	4,094	4,379	-0.1%	-1.5%	7.0%
Fabrica	1,185	1,097	1,067	3,475	3,257	-2.8%	-9.9%	-6.3%
São Luís	1,597	1,088	1,770	4,524	4,418	62.8%	10.9%	-2.3%
Nibrasco	1,051	1,136	1,179	3,238	3,470	3.8%	12.2%	7.2%
Kobrasco	597	622	625	1,630	1,821	0.5%	4.8%	11.7%
Hispanobras	528	532	599	1,442	1,672	12.6%	13.6%	15.9%
Itabrasco	450	491	526	1,308	1,525	7.3%	17.0%	16.6%
Samarco	1,756	1,704	1,739	5,142	5,101	2.0%	-1.0%	-0.8%
GIIC	500	522	514	1,327	1,408	-1.5%	2.8%	6.1%

MANGANESE ORE	702	831	906	1,872	2,418	9.0%	29.1%	29.2%
Azul	511	597	681	1,342	1,755	14.1%	33.3%	30.8%
Urucum	86	109	104	259	316	-4.5%	21.5%	22.3%
other mines	105	125	121	271	346	-3.3%	14.8%	27.8%

FERRO-ALLOYS	144	161	137	423	462	-15.0%	-5.2%	9.2%
RDM	84	93	94	257	284	1.3%	12.0%	10.4%
RDME	33	36	26	69	96	-27.1%	-19.9%	40.1%
RDMN	23	27	12	84	67	-57.2%	-49.5%	-20.5%
Urucum	5	5	5	14	16	-0.5%	7.6%	13.3%

BAUXITE	1,734	1,739	1,827	4,923	5,182	5.1%	5.4%	5.3%
MRN	1,734	1,739	1,827	4,923	5,182	5.1%	5.4%	5.3%

ALUMINA	642	639	647	1,905	1,917	1.3%	0.8%	0.6%
Alunorte	642	639	647	1,905	1,917	1.3%	0.8%	0.6%

ALUMINUM	125	123	126	361	371	1.9%	0.7%	2.6%
Albras	112	110	113	322	333	2.5%	1.1%	3.3%
Valesul	13	13	13	39	38	-3.7%	-2.8%	-3.0%

COPPER	22	29	27	42	81	-6.4%	23.7%	90.4%
Sossego	22	29	27	42	81	-6.4%	23.7%	90.4%

POTASH	166	168	151	474	466	-10.0%	-8.9%	-1.6%
Taquari-Vassouras	166	168	151	474	466	-10.0%	-8.9%	-1.6%

KAOLIN	302	273	307	891	876	12.3%	1.5%	-1.7%
PPSA	115	111	142	331	363	28.1%	23.0%	9.6%
Cadam	187	163	165	560	513	1.5%	-11.7%	-8.4%

*1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco, GIIC, MRN and Valesul), consolidation is proportional to CVRD’s stake in the company.

3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

Production Report
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: Alessandra.Gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br+55-21-3814-9849
Fabio Lima: Fabio.lima@cvrd.com.br +55-21-3814-4271
This release may include statements of the company’s management’s expectations about future events or results. All statements when based on future expectations rather than historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be correct. Such risks and uncertainties include: factors relating to the Brazilian economy and the capital markets, which are volatile and may be affected by events in other countries; factors relating to the iron ore mining business and its dependence on the steel industry, which is cyclical by nature; and factors relating to the high competitiveness in the industries in which CVRD operates. For additional information about factors which could give rise to results different from those estimated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM) and the Securities Exchange Commission (SEC) of the US, including CVRD’s most recent Annual Report — Form 20F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 10, 2005
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer